UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Plutonian Acquisition Corp.

(Name of Issuer)

Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)

72942P203

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☑	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Plutonian Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,538,625
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,538,625
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.48%
12	TYPE OF REPORTING PERSON* FI

1	NAME OF REPORTING PERSON Guojian Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,538,625
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,538,625
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.48%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Plutonian Acquisition Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:	Plutonian Acquisition Corp., 1441 Broadway 3rd, 5th & 6th Floors, New York, New York 10018

Item 2.

(a)	Name of Person Filing:	Plutonian Investments LLC and Guojian Zhang. Guojian Zhang is the sole member of Plutonian Investments LLC

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

Plutonian Investments LLC

1441 Broadway 3rd, 5th & 6th Floors, New York, New York 10018

Guojian Zhang

c/o Plutonian Investments LLC

1441 Broadway 3rd, 5th & 6th Floors, New York, New York 10018

(c)	Citizenship:	Plutonian Investments LLC – State of Delaware Guojian Zhang – China

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	72942P203

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,538,625

(b)	Percent of Class:

Plutonian Investments LLC and Guojian Zhang beneficially own 1,538,625 shares of common stock. This accounts for 20.48% of the 7,040,240 shares of common stock outstanding as of December 23, 2022, as disclosed in the Company’s Form 10-Q filed with the SEC on December 23, 2022. Such amount does not include warrants exercisable for 266,125 shares of common stock and rights convertible into 44,354 shares of common stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Plutonian Investments LLC – 1,538,625 shares

Guojian Zhang - 1,538,625 shares *

(ii)	shared power to vote or to direct the vote:

Plutonian Investments LLC – 0 shares

Guojian Zhang - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Plutonian Investments LLC – 1,538,625 shares

Guojian Zhang - 1,538,625 shares *

(iv)	shared power to dispose or to direct the disposition of:

Plutonian Investments LLC – 0 shares

Guojian Zhang - 0 shares

*	Guojian Zhang is the sole member of the Reporting Person. As such, Mr. Zhang may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,538,625 shares of common stock owned by Plutonian Investments LLC as of December 31, 2022. Mr. Zhang disclaims any pecuniary interest in the shares of common stock owned by Plutonian Investments LLC except to the extent of his ownership interest in Plutonian Investments LLC.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

PLUTONIAN INVESTMENTS LLC

By:	/s/ Guojian Zhang
	Name:	Guojian Zhang
	Title:	Director

/s/ Guojian Zhang
Guojian Zhang